UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Layne Christensen Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

521050104

(CUSIP Number)

Cetus Capital II, LLC

Cetus Capital III, L.P.

Littlejohn Opportunities Master Fund LP

VSS Fund, L.P.

OFM II, LP

8 Sound Shore Drive

Suite 303
Greenwich, CT 06830
(203) 552-3500

Copy to:

Shon Glusky, Esq.

Jason Schendel, Esq.

Sheppard Mullin Richter & Hampton LLP

30 Rockefeller Plaza

New York, NY 10112

(212) 634-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital II, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 269,759(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 269,759(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 269,759(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.3%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of 269,759 shares of the Issuer’s common stock underlying $3,156,187 principal amount of the Issuer’s 8.00% Convertible Notes due 2019 (the “Notes”), which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Agreement and Plan of Merger attached as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on February 14, 2018 (the “Merger Agreement”), plus the 269,759 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Cetus Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,820,617(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,820,617(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,820,617(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 8.7%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 756,745 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 95,000 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 968,872 shares of the Issuer’s common stock underlying $11,335,811 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 968,872 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above, and the 95,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: Littlejohn Opportunities Master Fund LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 595,627(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 595,627(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 595,627(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 3.0%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)  Consists of (a) 278,967 shares of the Issuer’s common stock owned by the Reporting Person directly, (b) 47,600 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 269,060 shares of the Issuer’s common stock underlying $3,148,002 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)  Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 269,060 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 47,600 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: VSS Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 504,800(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 504,800 (1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 504,800(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 2.5%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 262,828 shares of the Issuer’s common stock owned by the Reporting Person directly (b) 42,400 shares of the Issuer’s common stock issuable upon exercise of stock options, and (c) 199,572 shares of the Issuer’s common stock underlying $2,335,000 principal amount of the Notes, which are convertible at the Reporting Person’s option into shares of common stock based on an initial conversion rate of 85.4701 shares of the Issuer’s common stock per $1,000 principal amount of the Notes.

(2)   Pursuant to Section 10.11 of the Indenture, dated as of March 2, 2015 (the “Indenture”), among the Issuer, the Guarantors (as defined therein) party thereto and U.S. Bank National Association, a federal savings bank, as trustee and collateral agent, no holder of the Notes shall be entitled to convert the Notes into shares of the Issuer’s common stock that, when added to common stock beneficially owned by such holder immediately prior to the proposed conversion of such Notes, would cause such holder to beneficially own an aggregate number of shares of common stock in excess of 9.9% of the common stock then outstanding after giving effect to such proposed conversion (the “Ownership Limit”). Because of the Ownership Limit, the number of shares of the Issuer’s common stock issuable upon conversion of all the Notes beneficially owned by the Reporting Persons may be less than the amount stated herein.

(3)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 199,572 shares of the Issuer’s common stock underlying the Notes referred to in footnote (1) above and the 42,400 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

1.	Name of Reporting Person: OFM II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 298,757(1)(2)

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 298,757(1)(2)

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 298,757(1)(2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 1.5%(2)(3)

12.	Type of Reporting Person (See Instructions): OO

(1)   Consists of (a) 233,757 shares of the Issuer’s common stock owned by the Reporting Person directly and (b) 65,000 shares of the Issuer’s common stock issuable upon exercise of stock options.

(2)   Based on 19,917,043 shares of Common Stock outstanding as of February 13, 2018, as reported in Section 4.04(a)(i) of the Merger Agreement, plus the 65,000 shares of the Issuer’s common stock underlying the stock options referred to in footnote (1) above.

CUSIP No. 521050104

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Layne Christensen Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1800 Hughes Landing Boulevard Ste 800, The Woodlands, TX 77380.

Item 2.	Identity and Background

(a)	This statement is filed by the entities listed below, all of whom together are referred to herein as the “Reporting Persons”.

(i) Cetus Capital III, L.P., a Delaware limited partnership (“Cetus III”), whose general partner is Littlejohn Associates V, L.L.C., a Delaware limited liability company (“LJA V”).

(ii) Cetus Capital II, LLC, a Delaware limited liability company (“Cetus II”), is a single member LLC whose only member is Littlejohn Fund IV, L.P., a Delaware limited partnership (“LJF IV”), and whose general partner is Littlejohn Associates IV, LLC, a Delaware limited liability company (“LJA IV”).

(iii) Littlejohn Opportunities Master Fund LP, a Cayman Islands limited partnership (“LJOMF”), whose general partner is Littlejohn Opportunities GP LLC, a Delaware limited liability company (“LJOGP”).

(iv) VSS Fund, L.P., a Delaware limited partnership (“VSS”), whose general partner is LJOGP.

(v) OFM II, L.P., a Delaware limited partnership (“OFM”), whose general partner is Littlejohn Opportunities GP II, LLC, a Delaware limited liability company (“LJOGP II”).

(b)	The address of the principal business office of each of the Reporting Persons is 8 Sound Shore Drive, Suite 303, Greenwich, CT 06830.

(c)

Cetus III, Cetus II, LJOMF, VSS and OFM are private investment vehicles engaged in investing in debt and equity instruments.  LJF IV is principally engaged in the business of investing and managing private equity investments.  The principal business of LJA V is to act as the general partner of Cetus III.  The principal business of LJA IV is to act as the general partner of LJF IV.  The principal business of LJOGP is to act as the general partner of LJOMF and VSS. The principal business of LJOGP II is to act as the general partner of OFM.

(d)-(e)

During the last five years, none of the Reporting Persons or, to their knowledge, any of the directors or executive officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Cetus II, LJA V, LJA IV, LJOGP and LJOGP II are Delaware limited liability companies. Cetus III, VSS and OFM are Delaware limited partnerships. LJOMF is a Cayman Islands limited partnership.

CUSIP No. 521050104

Item 3.	Source and Amount of Funds or Other Consideration

The Notes were acquired by the Reporting Persons in open market purchases using internally generated funds of the Reporting Persons.  The Shares reported hereby were acquired in open market purchases or through the conversion of convertible notes acquired in open market purchases, in all cases using internally generated funds of the Reporting Person. No funds or consideration were borrowed or otherwise obtained for the purpose of acquiring the Notes or the Shares.  A total of approximately $32.5 million was paid for the Notes and the Shares acquired by the Reporting Persons and reported herein.  As described elsewhere herein, the Notes are convertible into Shares in certain circumstances.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Notes and the Shares based on the Reporting Persons’ belief that the Notes and the Shares represented an attractive investment opportunity.

On February 15, 2018, following the Issuer’s February 14, 2018 announcement of its execution of the Merger Agreement, certain of the Reporting Persons engaged in discussions with management of the Issuer. In the future certain of the Reporting Persons may engage in discussions with members of the Board of Directors of the Issuer (the “Board”) and other parties, or further discussions with management of the Issuer, regarding the business of the Issuer.  Such discussions are expected to involve one or more of the events described in Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, (a) the outcome of any discussions referenced above, (b) the Issuer’s financial position and strategic direction, (c) actions taken by the Board, (d) price levels of the Shares, (e) any publicly announced changes or developments related to the transactions contemplated by the Merger Agreement, (f) conditions in the securities market, and (g) general economic and industry conditions, take such actions as they deem appropriate, including: (i) acquiring additional Shares, Notes and/or other securities, or derivative or other instruments that are based upon or relate to the value of the Shares (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

As of February 13, 2018, the number of shares of the Issuer’s common stock outstanding was 19,917,043 according to Section 4.04(a)(i) of the Merger Agreement. As of the date hereof, as a result of the Ownership Limit referred to above, the Reporting Persons are the beneficial owners of 9.9% of the Issuer’s outstanding shares of common stock.  Each of Cetus III and LJA V has the sole power to vote and sole power to dispose of 1,820,617 Shares.  Each of Cetus II, LJF IV, and LJM has the sole power to vote and sole power to dispose of 269,759 Shares.  LJOMF has the sole power to vote and sole power to dispose of 595,627 Shares. LJOGP has the sole power to vote and sole power to dispose of 1,100,427 Shares. VSS has the sole power to vote and sole power to dispose of 504,800 Shares. Each of OFM and LJOGP II has the sole power to vote and sole power to dispose of 298,757 Shares.  The actual number of Shares that each of the Reporting Persons have beneficial ownership of may be less than the amounts set forth in this paragraph due to the Ownership Limit in the indenture governing the Notes, as described more fully above. The information set forth in Item 6 of this Schedule 13D as amended or supplemented is hereby incorporated herein by reference.

CUSIP No. 521050104

(c)	The Reporting Persons conducted 171 open market purchases or sales of Shares in the ordinary course of business within the past 60 days as set forth in the table attached below:

Trade Date	Fund	Common Stock Acquired/(Sold)	Price Per Share($)
12/18/2017	Cetus Capital II, LLC	(234)	12.72
12/18/2017	Cetus Capital II, LLC	(156)	12.75
12/18/2017	Cetus Capital III, LP	(7,543)	12.72
12/18/2017	Cetus Capital III, LP	(5,029)	12.75
12/18/2017	Littlejohn Opportunities Master Fund LP	(2,674)	12.72
12/18/2017	Littlejohn Opportunities Master Fund LP	(1,783)	12.75
12/18/2017	OFM II, LP	(2,014)	12.72
12/18/2017	OFM II, LP	(1,342)	12.75
12/18/2017	VSS Fund, LP	(2,535)	12.72
12/18/2017	VSS Fund, LP	(1,690)	12.75
12/19/2017	Cetus Capital II, LLC	(103)	13.34
12/19/2017	Cetus Capital III, LP	(3,319)	13.34
12/19/2017	Littlejohn Opportunities Master Fund LP	(1,177)	13.34
12/19/2017	OFM II, LP	(886)	13.34
12/19/2017	VSS Fund, LP	(1,115)	13.34
1/2/2018	Cetus Capital III, LP	2,451	12.66
1/2/2018	Littlejohn Opportunities Master Fund LP	1,167	12.66
1/2/2018	OFM II, LP	1,109	12.66
1/2/2018	VSS Fund, LP	1,109	12.66
1/3/2018	Cetus Capital III, LP	6,817	12.78
1/3/2018	Littlejohn Opportunities Master Fund LP	3,146	12.78
1/3/2018	OFM II, LP	4,545	12.78
1/3/2018	VSS Fund, LP	2,972	12.78
1/4/2018	Cetus Capital II, LLC	(154)	13.25
1/4/2018	Cetus Capital II, LLC	(706)	13.27
1/4/2018	Cetus Capital III, LP	(5,014)	13.25
1/4/2018	Cetus Capital III, LP	(22,965)	13.27
1/4/2018	Littlejohn Opportunities Master Fund LP	(1,783)	13.25
1/4/2018	Littlejohn Opportunities Master Fund LP	(8,170)	13.27
1/4/2018	OFM II, LP	(1,358)	13.25
1/4/2018	OFM II, LP	(6,218)	13.27
1/4/2018	VSS Fund, LP	(1,691)	13.25
1/4/2018	VSS Fund, LP	(7,745)	13.27
1/8/2018	Cetus Capital II, LLC	(109)	13.11
1/8/2018	Cetus Capital III, LP	(3,560)	13.11
1/8/2018	Littlejohn Opportunities Master Fund LP	(1,266)	13.11
1/8/2018	OFM II, LP	(964)	13.11
1/8/2018	VSS Fund, LP	(1,201)	13.11
1/9/2018	Cetus Capital II, LLC	(31)	13.22

CUSIP No. 521050104

1/9/2018	Cetus Capital III, LP	(1,003)	13.22
1/9/2018	Littlejohn Opportunities Master Fund LP	(357)	13.22
1/9/2018	OFM II, LP	(271)	13.22
1/9/2018	VSS Fund, LP	(338)	13.22
1/10/2018	Cetus Capital II, LLC	(371)	13.23
1/10/2018	Cetus Capital II, LLC	(154)	13.25
1/10/2018	Cetus Capital III, LP	(12,083)	13.23
1/10/2018	Cetus Capital III, LP	(5,014)	13.25
1/10/2018	Littlejohn Opportunities Master Fund LP	(4,299)	13.23
1/10/2018	Littlejohn Opportunities Master Fund LP	(1,783)	13.25
1/10/2018	OFM II, LP	(3,272)	13.23
1/10/2018	OFM II, LP	(1,358)	13.25
1/10/2018	VSS Fund, LP	(4,075)	13.23
1/10/2018	VSS Fund, LP	(1,691)	13.25
1/11/2018	Cetus Capital II, LLC	(60)	13.32
1/11/2018	Cetus Capital III, LP	6,200	13.28
1/11/2018	Cetus Capital III, LP	(1,948)	13.32
1/11/2018	Littlejohn Opportunities Master Fund LP	2,862	13.28
1/11/2018	Littlejohn Opportunities Master Fund LP	(693)	13.32
1/11/2018	OFM II, LP	(527)	13.32
1/11/2018	OFM II, LP	4,134	13.28
1/11/2018	VSS Fund, LP	2,703	13.28
1/11/2018	VSS Fund, LP	(657)	13.32
1/12/2018	Cetus Capital II, LLC	(130)	13.33
1/12/2018	Cetus Capital III, LP	(4,252)	13.33
1/12/2018	Cetus Capital III, LP	3,181	13.23
1/12/2018	Littlejohn Opportunities Master Fund LP	(1,516)	13.33
1/12/2018	Littlejohn Opportunities Master Fund LP	1,468	13.23
1/12/2018	OFM II, LP	(1,165)	13.33
1/12/2018	OFM II, LP	2,121	13.23
1/12/2018	VSS Fund, LP	(1,437)	13.33
1/12/2018	VSS Fund, LP	1,387	13.23
1/16/2018	Cetus Capital II, LLC	(32)	13.38
1/16/2018	Cetus Capital III, LP	1,027	13.23
1/16/2018	Cetus Capital III, LP	(1,069)	13.38
1/16/2018	Littlejohn Opportunities Master Fund LP	(382)	13.38
1/16/2018	Littlejohn Opportunities Master Fund LP	474	13.23
1/16/2018	OFM II, LP	(294)	13.38
1/16/2018	OFM II, LP	685	13.23
1/16/2018	VSS Fund, LP	(362)	13.38
1/16/2018	VSS Fund, LP	448	13.23
1/17/2018	Cetus Capital II, LLC	(68)	13.28

CUSIP No. 521050104

1/17/2018	Cetus Capital III, LP	(2,245)	13.28
1/17/2018	Littlejohn Opportunities Master Fund LP	(802)	13.28
1/17/2018	OFM II, LP	(619)	13.28
1/17/2018	VSS Fund, LP	(760)	13.28
1/18/2018	Cetus Capital II, LLC	(711)	13.33
1/18/2018	Cetus Capital II, LLC	(344)	13.39
1/18/2018	Cetus Capital III, LP	(23,449)	13.33
1/18/2018	Cetus Capital III, LP	(11,349)	13.39
1/18/2018	Littlejohn Opportunities Master Fund LP	(8,374)	13.33
1/18/2018	Littlejohn Opportunities Master Fund LP	(4,053)	13.39
1/18/2018	OFM II, LP	(6,471)	13.33
1/18/2018	OFM II, LP	(3,132)	13.39
1/18/2018	VSS Fund, LP	(7,938)	13.33
1/18/2018	VSS Fund, LP	(3,842)	13.39
1/19/2018	Cetus Capital II, LLC	(279)	13.48
1/19/2018	Cetus Capital II, LLC	(23)	13.55
1/19/2018	Cetus Capital III, LP	(749)	13.55
1/19/2018	Cetus Capital III, LP	(9,191)	13.48
1/19/2018	Littlejohn Opportunities Master Fund LP	(3,282)	13.48
1/19/2018	Littlejohn Opportunities Master Fund LP	(267)	13.55
1/19/2018	OFM II, LP	(2,537)	13.48
1/19/2018	OFM II, LP	(207)	13.55
1/19/2018	VSS Fund, LP	(254)	13.55
1/19/2018	VSS Fund, LP	(3,111)	13.48
1/22/2018	Cetus Capital II, LLC	(49)	13.49
1/22/2018	Cetus Capital III, LP	(1,598)	13.49
1/22/2018	Littlejohn Opportunities Master Fund LP	(571)	13.49
1/22/2018	OFM II, LP	(441)	13.49
1/22/2018	VSS Fund, LP	(541)	13.49
1/23/2018	Cetus Capital II, LLC	(22,417)	13.42
1/23/2018	Cetus Capital III, LP	(6,534)	13.42
1/23/2018	Littlejohn Opportunities Master Fund LP	(2,334)	13.42
1/23/2018	OFM II, LP	(1,803)	13.42
1/23/2018	VSS Fund, LP	(2,212)	13.42
1/25/2018	Cetus Capital III, LP	(8,216)	13.45
1/25/2018	Cetus Capital III, LP	(5,072)	13.50
1/25/2018	Littlejohn Opportunities Master Fund LP	(2,934)	13.45
1/25/2018	Littlejohn Opportunities Master Fund LP	(1,811)	13.50
1/25/2018	OFM II, LP	(2,268)	13.45
1/25/2018	OFM II, LP	(1,400)	13.50
1/25/2018	VSS Fund, LP	(2,782)	13.45
1/25/2018	VSS Fund, LP	(1,717)	13.50

CUSIP No. 521050104

1/26/2018	Cetus Capital III, LP	(7,602)	13.52
1/26/2018	Littlejohn Opportunities Master Fund LP	(2,715)	13.52
1/26/2018	OFM II, LP	(2,098)	13.52
1/26/2018	VSS Fund, LP	(2,574)	13.52
1/29/2018	Cetus Capital III, LP	(1,471)	13.51
1/29/2018	Littlejohn Opportunities Master Fund LP	(525)	13.51
1/29/2018	OFM II, LP	(406)	13.51
1/29/2018	VSS Fund, LP	(498)	13.51
1/30/2018	Cetus Capital III, LP	(7,608)	13.61
1/30/2018	Littlejohn Opportunities Master Fund LP	(2,717)	13.61
1/30/2018	OFM II, LP	(2,100)	13.61
1/30/2018	VSS Fund, LP	(2,575)	13.61
2/1/2018	Cetus Capital III, LP	(5,980)	13.40
2/1/2018	Littlejohn Opportunities Master Fund LP	(2,136)	13.40
2/1/2018	OFM II, LP	(1,650)	13.40
2/1/2018	VSS Fund, LP	(2,025)	13.40
2/6/2018	Cetus Capital III, LP	1,865	12.82
2/6/2018	Littlejohn Opportunities Master Fund LP	932	12.82
2/6/2018	OFM II, LP	1,276	12.82
2/6/2018	VSS Fund, LP	834	12.82
2/7/2018	Cetus Capital III, LP	4,048	12.70
2/7/2018	Littlejohn Opportunities Master Fund LP	2,024	12.70
2/7/2018	OFM II, LP	2,770	12.70
2/7/2018	VSS Fund, LP	1,811	12.70
2/9/2018	Cetus Capital III, LP	6,470	12.46
2/9/2018	Littlejohn Opportunities Master Fund LP	3,235	12.46
2/9/2018	OFM II, LP	4,427	12.46
2/9/2018	VSS Fund, LP	2,895	12.46
2/12/2018	Cetus Capital III, LP	343	12.50
2/12/2018	Littlejohn Opportunities Master Fund LP	171	12.50
2/12/2018	OFM II, LP	235	12.50
2/12/2018	VSS Fund, LP	153	12.50
2/13/2018	Cetus Capital III, LP	(555)	12.89
2/13/2018	Cetus Capital III, LP	7,514	13.36
2/13/2018	Littlejohn Opportunities Master Fund LP	3,757	13.36
2/13/2018	Littlejohn Opportunities Master Fund LP	(199)	12.89
2/13/2018	OFM II, LP	5,141	13.36
2/13/2018	OFM II, LP	(157)	12.89
2/13/2018	VSS Fund, LP	3,362	13.36
2/13/2018	VSS Fund, LP	(189)	12.89
2/14/2018	Cetus Capital III, LP	40,840	15.21
2/14/2018	Littlejohn Opportunities Master Fund LP	20,420	15.21

CUSIP No. 521050104

2/14/2018	OFM II, LP	27,943	15.21
2/14/2018	VSS Fund, LP	18,270	15.21
2/15/2018	Cetus Capital III, LP	(691)	15.45
2/15/2018	Littlejohn Opportunities Master Fund LP	(255)	15.45
2/15/2018	OFM II, LP	(214)	15.45
2/15/2018	VSS Fund, LP	(240)	15.45

Except as set forth above, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by the Reporting Persons or, to their knowledge, by any executive officer or director of the Reporting Persons.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported herein.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of February 15, 2018, the Reporting Persons had sold listed American-style call options referencing an aggregate of 100,000 Shares for aggregate consideration of $19,291.72. The call options’ expiration date is June 15, 2018 and the strike price is $22.50 per Share.

As of February 15, 2018, the Reporting Persons had purchased listed American-style call options referencing an aggregate of 100,000 Shares for aggregate consideration of $93,297.80. The call options’ expiration date is June 15, 2018 and the strike price is $17.50 per Share.

As of February 15, 2018, the Reporting Persons had purchased listed American-style call options referencing an aggregate of 75,000 Shares for aggregate consideration of $95,278.35. The call options’ expiration date is November 16, 2018 and the strike price is $15.00 per Share.

As of February 15, 2018, the Reporting Persons had purchased listed American-style call options referencing an aggregate of 75,000 Shares for aggregate consideration of $84,028.35. The call options’ expiration date is September 21, 2018 and the strike price is $15.00 per Share.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit
Exhibit A	Joint Filing Agreement.

CUSIP No. 521050104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

CUSIP No. 521050104

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement.

CUSIP No. 521050104

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the common stock, par value $0.01 per share, of Layne Christensen Company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 22, 2018.

Dated: February 22, 2018	Cetus Capital II, LLC

By: Littlejohn Fund IV, L.P., manager
By: Littlejohn Associates IV, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	Cetus Capital III, L.P.

By: Littlejohn Associates V, L.L.C., its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	Littlejohn Opportunities Master Fund LP

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

CUSIP No. 521050104

Dated: February 22, 2018	VSS Fund, L.P.

By: Littlejohn Opportunities GP LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory

Dated: February 22, 2018	OFM II, LP

By: Littlejohn Opportunities GP II, LLC, its general partner

	Name:	/s/ Robert E. Davis
	By:	Robert E. Davis, authorized signatory